

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 7, 2017

<u>Via E-mail</u>
Mr. Lui Wai Leung Alan
Chief Financial Officer
HotApp International Inc.
4800 Montgomery Lane, Suite 210
Bethesda, Maryland 20814

      **Re:**    **HotApp International Inc.**
              **Form 10-K for the fiscal year ended December 31, 2016**
              **Filed April 14, 2017**
              **File No. 333-194748**

Dear Mr. Alan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Wilson K. Lee

                      Wilson K. Lee
                      Senior Accountant
                      Office of Real Estate and
                      Commodities